November 28, 2007

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	SBA Communications Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

Form 10-Q for the Quarter Ended June 30, 2007

File No. 000-30110

Dear Mr. Spirgel:

On behalf of SBA Communications Corporation (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated November 13, 2007, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the quarter ended June 30, 2007. Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

Form 10-Q for the Quarter Ended June 30, 2007

9. Debt

0.375% Convertible Senior Notes due 2010, page 16

1.	We note your response to prior comment 1. Please disclose the terms of the warrants and the circumstances in which they may be exercised. In this regard, we note that on page 11 of your response you referred to the upper strike of the warrants and on page 14, that the Notes and warrants have different maturities.

Concurrently with the pricing of the Company’s 0.375% Convertible Senior Notes due 2010 (the “Notes”), the Company contracted to sell warrants to Deutsche Bank AG, London Branch and Citibank, N.A. to acquire an aggregate of 10,429,720 shares of the Company’s Class A Common Stock. The Company has filed as Exhibit 10.65 to its Form 10-Q for the quarter ended March 31, 2007 a form of the warrants. The following is a summary of the material terms of the warrants and the circumstances in which they may be exercised.

November 28, 2007

The warrants have expiration dates beginning March 1, 2011 and a daily number of warrants will expire over a 30-trading day period, subject to adjustment if a market disruption event occurs. The warrants begin to expire three months after the maturity of the Notes. The strike price of the warrants is $55.00 per share.

The warrants grant each counterparty the right to purchase upon exercise of the warrants up to 5,214,860 shares of the Company’s Class A Common Stock, subject to adjustments, at the strike price. Unless all warrants have been previously exercised, the warrants shall be deemed automatically exercised with respect to the daily number of warrants for each expiration date during the 30-trading day period commencing March 1, 2011. Upon exercise of the warrants, the warrants will be net-share settled in unregistered shares (at the Company’s option such settlement will be a private placement settlement pursuant to which restricted shares are delivered or a registration settlement pursuant to which the Company will file a registration statement, supplement or amendment to a registration statement to cover the resale of the restricted shares delivered), unless the Company elects for the warrants to be cash settled (but only those warrants exercised on the expiration dates may be cash settled).

Upon certain extraordinary events, such as merger events, tender offers, and nationalization or insolvency, the warrants may be adjusted by the calculation agent, in good faith and in a commercially reasonable manner, to account for the economic impact of such extraordinary events or the warrants may be terminated at fair value upon which the Company will have the right to elect share settlement of its payment obligation (refer to Section 9(o) of Exhibit 10.65). In addition, the warrants specifically provide that the warrant counterparties will have no obligation under the warrants to make any delivery or payment to the Company (refer to Section 9(n) of Exhibit 10.65).

The Company’s obligations under the warrants are not secured by any collateral, and neither party has rights to set-off delivery or payment obligations under the warrants against any other delivery or payment obligations arising under the warrants or any other agreement between the parties.

2. We note your response to prior comment 5. We note your statement that the notes, warrants and bond hedges do not have the same counterparties since the notes were sold to institutional investors, whereas the counterparties to the convertible note hedges and warrants are affiliates of some of the investment banks that acted as underwriters in the note offering. Please provide us with a list of the institutional investors that purchased the notes and the amounts purchased, the investment banks that underwrote the offering, and the affiliates of the investment banks (identifying which investment bank they were affiliated with) that are the counterparties to the convertible note hedge and warrants.

We have provided to the Staff on a supplemental basis our request for confidential treatment of the list of institutional investors that purchased the Notes and the amount of Notes purchased by each institutional investor and have explained in the supplemental filing why we believe disclosure of this information would result in competitive harm.

November 28, 2007

The investment banks that underwrote the offering, which we refer to in our public filings as the initial purchasers, were Lehman Brothers Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as joint book-running managers and representatives of the initial purchasers, J.P. Morgan Securities Inc. and Raymond James & Associates, Inc.

The affiliates of the investment banks that were the counterparties to the convertible note hedges and warrants were Deutsche Bank AG, London Branch (affiliate of Deutsche Bank Securities Inc.) and Citibank, N.A. (affiliate of Citigroup Global Markets Inc.).

This confirms on behalf of the Company that the Company acknowledges:

•	that it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact the undersigned at (305) 789-7548.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Kara L. MacCullough
Kara L. MacCullough

KLM/bh

cc:	Jeffrey A. Stoops
Thomas P. Hunt
Anthony J. Macaione